Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

January 3, 2013

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-12-428645) with the Securities and Exchange Commission (the “Commission”) on October 19, 2012 relating to the addition of Transamerica Dividend Focused and Transamerica International Small Cap Value, each a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on December 7, 2012.

The Staff noted that all comments to the fund’s summary section, as noted below, also apply to the disclosure with respect to the fund in the section entitled “More on Each Fund’s Strategies and Investments”, as well as “More on Risks of Investing in the Funds”, if applicable. In addition, it was noted that all comments generally apply to both the retail and Class I2 Prospectuses.

Below are the Staff’s comments on the Registration Statement with respect to Transamerica Dividend Focused and Transamerica International Small Cap Value and the Registrant’s responses thereto.

Prospectus Comments

1.	Fee Table: Please clarify supplementally by whose authority the expense limitation arrangement can be terminated and under what circumstances.

Response: Section 3, “Term and Termination of Agreement”, of the Registrant’s Expense Limitation Agreement, effective as of March 1, 2005, and amended and restated as of March 1, 2011, provides as follows:

Unless the Investment Manager has extended the duration of the Operating Expense Limit with respect to a Fund pursuant to Section 1.3 of this Agreement, this Agreement shall automatically renew effective March 1 of every year for one-year terms until such time as the Investment Manager provides written notice of non-renewal past the then-current term. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Investment Management Agreement of that Fund.

The Expense Limitation Agreement was filed as an exhibit to the Registrant’s filing pursuant to Rule 485(b) on September 29, 2011.

2.	Principal Investment Strategies – Transamerica Dividend Focused: Please add in the first sentence that large and middle capitalization U.S. stocks include both common stocks and preferred stocks.

Response: The fund will not invest in preferred stocks, so no change has been made at this time.

3.	Principal Risks Strategies – Transamerica Dividend Focused: Please revise the “Focused Investing” risk to remove the reference to emerging markets, as there is no mention of emerging markets investments in the principal strategies section. In addition, please remove the reference to investing in one or more industries, as this implies concentration.

Response: The Registrant notes that this risk factor is included in other current Transamerica Funds prospectuses. The Registrant wishes to keep the “Focused Investing” risk the same across the funds, but will consider updating the risk factor in connection with the funds’ annual update.

4.	Principal Risks: Please add a risk relating to “new funds” stating that a new fund has no operating history or performance track record and therefore poses a risk to investors.

Response: The Registrant has added a “New Fund” risk factor consistent with the Staff’s comment.

5.	Tax Information: Please add the following at the end of the sentence in this section:

“, in which case your distributions will be taxed when withdrawn from the tax-deferred account.”

Response: The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time. The Registrant will consider adding the proposed language at the time of the annual update to its registration statement.

6.	More on Risks of Investing in the Funds: If a risk is not relevant to each fund in the Prospectus, please disclose which fund it pertains to.

Response: The Registrant notes that this risk presentation is consistent with the presentation in other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time. The Registrant will consider revising the section at the time of the annual update to its registration statement.

7.	More on Risks of Investing in the Funds: Please revise the language in the “Conflicts of Interest” risk to specify which affiliated underlying funds the disclosure is referencing.

Response: The Registrant notes that this Prospectus will ultimately be included in a larger prospectus containing disclosure for numerous other funds, which will clearly identify such underlying funds. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

8.	More on Risks of Investing in the Funds: Please clarify whether “Depositary Receipts” risk applies to both funds. If not, please disclose which fund it pertains to.

Response: Please see the response to Comment 6 above.

9.	Prior Performance for Similar Accounts: Please include only gross or net prior performance.

Response: The Registrant believes the presentation of the composite performance information, shown on both a gross and net (of current operating expenses Class A shares of the respective fund) basis, is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectuses. We note that the disclosure provides that the performance is presented on both a gross and net basis and the performance returns are labeled gross or net, as applicable. In addition, it is noted that the presentation of composite performance information on a gross and net basis is consistent with the presentation of such information by the Registrant in past statutory prospectuses that have been included in Rule 485(a) filings and subject to Staff review.

10.	Prior Performance for Similar Accounts: Please include sales charges in the computation of average annual total returns (net of expenses) in each Average Annual Total Returns table.

Response: The Registrant has supplemented the table to show net performance returns applying and excluding Class A sales charges for Transamerica Dividend Focused. It is noted that Transamerica International Small Cap Value will offer only Class I and Class I2 shares which carry no sales charges.

11.	Prior Performance for Similar Accounts: Please confirm that the performance presentation is consistent with the Staff’s position in the Nicholas-Applegate No Action Letter. Please confirm that net prior performance results are adjusted to reflect all expenses in the fee tables for the relevant share class.

Response: The Registrant so confirms.

12.	Prior Performance for Similar Accounts: Please revise the performance presentation for Transamerica International Small Cap Value to remove the reference to sales charges, as there are no sales charge on Class I shares.

Response: The Registrant has made revisions consistent with the Staff’s comment.

13.	Choosing a Share Class – Class A Shares – Front Load: Please revise the presentation to include disclosure from Form N-1A that states because 12b-1 fees are paid out of a fund’s assets on an on-going basis, over time these fees will increase the cost of investment and may cost more than paying other types of sales charges.

Response: The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time. The Registrant will consider adding the proposed language at the time of the annual update to its registration statement.

Statement of Additional Information Comments

14.	Fundamental Policies – Concentration: Please revise the narrative disclosure on concentration to clarify that the funds cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests. The Registrant could address this comment by saying that municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrant notes that the sentence that immediately follows the disclosure in question states that “Accordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrant believes the current disclosure addresses the Staff’s comment.

15.	Fundamental Policies: With respect to the third to last paragraph in the section entitled “Additional Information about Fundamental Investment Policies”, please clarify supplementally what is meant by “others” in the context of providing rule guidance.

Response: The Registrant notes that “others” refers to the courts.

16.	Fundamental Policies: With respect to the second to last paragraph in the section entitled “Additional Information about Fundamental Investment Policies”, please add the following to the end of the paragraph:

, with the exception of restrictions on borrowing, to which the funds will comply within three days of a change, excluding Sundays and holidays.

Response: The Registrant will consider revising the proposed language at the time of the annual update to its registration statement.

17.	Non-Fundamental Policies: Please clarify in “(G) Investment in Other Investment Companies” why Transamerica Mid Cap Value is specifically noted when it seems that this restriction is worded such that it should apply to all funds.

Response: The Registrant has made revisions consistent with the Staff’s comment.

18.	Disclosure of Portfolio Holdings: Please ensure compliance with Form N-1A, Item 16(f) relating to conflicts between the interests of fund shareholders and the fund’s investment adviser, principal underwriter or their affiliated persons.

Response: The Registrant believes the current disclosure is consistent with Item 16(f).

19.	Disclosure of Portfolio Holdings: Please explain the reason for stating that the CCO reports to the Board violations of policies and procedures on disclosure of portfolio holdings “to the extent required by law.”

Response: The Registrant has clarified the matters which are reported by the CCO to the Board.

20.	Commodity Exchange Act Registration: Please revise this section to reflect the new rules as adopted November 1, 2012.

Response: The Registrant has made revisions consistent with the Staff’s comment.

21.	Management of the Trust: Please discuss supplementally when the Registrant’s Board expects to appoint a new Chairperson. Also, once appointed, please include disclosure relating to whether such person is an interested person of the Trust, the leadership structure specific to this role and why the Registrant feels such appointment is appropriate.

Response: It is expected that the Registrant’s Board will appoint a new Chairperson in the 1st quarter of 2013. If so, the Registrant will include appropriate disclosure in its annual registration statement update.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.